VIA EDGAR

July 29, 2022

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Withdrawal of Offering Statement on Form 1-A
File No. 024-11757

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, 1300 East Pike Partners LLC and Solis Seattle, LLC (together, the “Issuers”), respectfully request the withdrawal of their Offering Statement on Form 1-A (File No. 024-11757), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2021 and qualified by the Commission on March 17, 2022.

The Issuers are requesting the consent of the Commission to the withdrawal of their Offering Statement because the Issuers have determined that there is insufficient investor interest in the securities covered by the Offering Statement to warrant the consummation of the offering. In accordance with the requirements of Rule 259, the Issuers hereby confirm that none of the securities that are subject to the Offering Statement have been sold. Accordingly, the Issuers respectfully request that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

1300 East Pike Partners LLC
Solis Seattle, LLC

/s/ Marc Coluccio
Marc Coluccio
Manager